ENTERGY GULF STATES LOUISIANA, L.L.C.
639 Loyola Avenue
New Orleans, Louisiana 70113

January 28, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Entergy Gulf States Louisiana, L.L.C. Registration Statement on Form S-4
        File No. 333-153623

Ladies and Gentlemen:

Entergy Gulf States Louisiana, L.L.C. (the "Registrant") filed a Registration Statement on Form S-4 on September 22, 2008 (Registration No. 333-153623) (the "Registration Statement"), a Pre-Effective Amendment No. 1 on Form S-4/A to the Registration Statement on November 17, 2008 ("Amendment No. 1"), and a Pre-Effective Amendment No. 2 on Form S-4/A to the Registration Statement on December 15, 2008 ("Amendment No. 2") (the Registration Statement as so amended by Amendment No. 1 and Amendment No. 2 is hereinafter referred to as the "Amended Registration Statement").

The Registrant respectfully requests that the Securities and Exchange Commission (the "Commission") accelerate the effectiveness of the Amended Registration Statement and permit the Amended Registration Statement to become effective as of 10:00 A.M. E.S.T. on February 2, 2009, or as soon thereafter as practicable. Pursuant to Rule 460 under the Securities Act of 1933, please be advised that no distribution of the preliminary prospectus forming part of the Amended Registration Statement was made. Please also be advised that the Registrant does not intend to rely on Rule 430A under the Securities Act of 1933 in connection with the first offering under the Amended Registration Statement.

In connection with this request, the Registrant acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the Amended Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Amended Registration Statement;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amended Registration Statement effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the Amended Registration Statement; and
  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ENTERGY GULF STATES LOUISIANA, L.L.C.

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer